Additional Listing upon the Exercise of Warrants

1.	Details : New shares were issued upon the exercise of warrants attached to the overseas bonds with warrants which were issued on February 22, 2002.

• Exercise price: KRW 5,917 per share

2. Type and number of newly issued shares : 66,986 registered common shares

(par value: KRW 5,000)

3. Total number of shares outstanding after the issuance : 232,245,891 shares

4. Paid-in capital after the issuance : KRW 1,161,229,455,000

5. Expected listing date : September 26, 2006